Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated. The ratios are calculated pursuant to the applicable rules of the SEC.

	Six Months Ended June 30,	Year Ended December 31,
	2018(1)	2017	2016	2015	2014(2)	2013(2)
Ratio of earnings to fixed charges	1.69	3.70	2.74	2.67	2.79	2.42
Ratio of earnings to combined fixed charges and preferred stock dividends(3)	1.69	3.70	2.74	2.67	2.79	2.42

(1)	We do not believe that the ratio for the six-month period is necessarily indicative of the ratio for the twelve-month period due to the seasonal nature of our business.
(2)

Excluded from the computation of fixed charges for the years ended December 31, 2014, and 2013 is interest expense of $3 million and interest income of $6 million respectively, which is included in income tax expense.

(3)

We had no preferred stock outstanding for any period presented above and, accordingly, our ratios of earnings to combined fixed charges and preferred stock dividends are the same as our ratios of earnings to fixed charges. On August 22, 2018, we issued 800,000 shares of our Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock.

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